SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2004.

Coca-Cola Hellenic Bottling Company S.A.

(Translation of Registrant’s Name Into English)

9 Fragoklissias Street, 151 25 Maroussi, Athens, Greece
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

This Report on Form 6-K is deemed to be incorporated by reference in the prospectus contained in the registration statement on Form F-3 (No. 333-110470) and in the prospectus contained in the registration statement on Form F-4 (No. 333-110475) of Coca-Cola HBC Finance B.V. and Coca-Cola Hellenic Bottling Company S.A. and to be part thereof from the date on which this Report has been filed, to the extent not superceded by documents or reports subsequently filed or furnished.

Table of Contents

1.	Press release of 12 February, 2004

Coca-Cola Hellenic Bottling Company S.A.

Results for the Full Year Ended December 31, 2003 (US GAAP)

FULL YEAR HIGHLIGHTS

•                  Volume of 1,349 million unit cases, 7% ahead of 2002,

•                  Operating profit of €378 million versus €295 million, 28% ahead of 2002,

•                  Significant increase in net income to €232 million from €58 million in 2002.

Doros Constantinou, Managing Director of Coca-Cola HBC, commented:

“During 2003, our Company’s overall performance improved significantly, as measured by each of our key financial metrics, volume growth, operating margins, profitability, cash flows from operating activities and return on invested capital. Of note was the turnaround in the Italian market and the strong performance in Russia which, despite poor weather conditions, recorded its first net profit. Our focus on world-class market execution, revenue management and tight operational control has enabled us to deliver these strong results. We finished 2003 in a solid position, with plans to continue execution of our clear and successful strategy.”

February 12, 2004

Coca-Cola HBC (“the Company”) is one of the world’s largest bottlers of products of The Coca-Cola Company and has operations in 26 countries serving a population of more than 500 million people.  The Company shares are listed on the Athens Stock Exchange (ASE:EEEK), with secondary listings on the London (LSE:CCB) and Australian (ASX:CHB) Stock Exchanges. The Company’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE:CCH).

Financial information in this announcement is presented on the basis of US generally accepted accounting principles (“US GAAP”). The Company also prepares financial information under International Financial Reporting Standards (“IFRS”), which are available on our website: www.coca-colahbc.com.

ENQUIRIES:

Company contacts:

Coca-Cola HBC Melina Androutsopoulou Investor Relations Director	Tel: +30 210 618 3308 email: melina.androutsopoulou@cchbc.com

Thalia Chantziara Investor Relations Analyst	Tel: +30 210 618 3124 email: thalia.chantziara@cchbc.com

European press contact: FD Greece Alastair Hetherington	Tel: +30 210 725 8194 email: alastair.hetherington@fd.com

US press contact: FD US Brian Maddox Lindsay Hatton	Tel: +1 212 850 5600 email: bmaddox@fd-us.com email: lhatton@fd-us.com

CONFERENCE CALL:

The Company will host a conference call with financial analysts to discuss the 2003 results on February 12, 2004 at 4:00 pm, Athens time (2:00 pm London time and 9:00 am New York time). Interested parties can access the live, audio webcast of the calls through the Company’s website (www.coca-colahbc.com).

FORWARD LOOKING STATEMENTS

This document may contain forward-looking statements that involve risks and uncertainties.  These statements may generally, but not always, be identified by the use of words such as “believe”, “outlook”, “guidance”, “intend”, “expect”, “anticipate”, “plan”, “target” and similar expressions.  All statements other than statements of historical facts, including, among others, statements regarding our future financial position and results, business strategy, and the effects of the recent leveraged re-capitalization on our business and financial condition, our future dealings with The Coca-Cola Company, budgets, projected levels of consumption and production, projected costs, estimates of capital expenditure and plans and objectives of management for future operations, are forward-looking statements.  You should not place undue reliance on these forward-looking statements.  By their nature, forward-looking statements involve risk and uncertainty because they reflect our current expectations and assumptions as to future events and circumstances that may not prove accurate.  Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the risks described in our annual report on Form 20-F filed with the U.S. Securities and Exchange Commission on June 30, 2003 (File No 1-31466).

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our future results, level of activity, performance or achievements will meet these expectations.  Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements.  Unless we are required by law to update these statements, we will not necessarily update any of these statements after the date of the consolidated financial statements included here, either to conform them to actual results or to changes in our expectations.

Coca-Cola Hellenic Bottling Company S.A.

Consolidated Statements of Income – unaudited

(Prepared in accordance with US GAAP)

	Year ended
	December 31, 2003	December 31, 2002
	(Euros in millions, except per share data)

Net sales revenue	€4,017.5	€3,839.4
Cost of goods sold	(2,443.6)	(2,366.4)
Gross profit	1,573.9	1,473.0

Selling, delivery and administrative expenses	(1,196.0)	(1,178.5)
Operating profit	377.9	294.5

Interest expense	(64.7)	(70.3)
Other income	16.4	16.8
Other expenses	(7.1)	(4.2)
Income before income taxes	322.5	236.8

Income tax expense	(83.9)	(73.3)
Share of income of equity method investees	4.3	4.3
Minority interests	(11.0)	(15.8)
Net income before cumulative effect of accounting change	231.9	152.0

Cumulative effect of accounting change for Statement No. 142, net of income taxes of €25.0 million in 2002	—	(94.0)
Net income	€231.9	€58.0

Basic and diluted net income per share (in euros):
Before accounting change	0.98	0.65
Cumulative effect of accounting change	—	(0.40)
	€0.98	€0.25

See notes to the consolidated financial statements

Coca-Cola Hellenic Bottling Company S.A.

Consolidated Balance Sheets – unaudited

(Prepared in accordance with US GAAP)

	As at
	December 31, 2003	December 31, 2002
	(Euros in millions)

Assets
Current assets:
Cash and cash equivalents	€35.5	€101.3
Trade accounts receivable, less allowances of €25.8 million in 2003 and €20.7 million in 2002	482.3	457.5
Inventories	291.1	309.3
Receivables from related parties	57.2	78.2
Taxes receivable	12.8	11.3
Deferred income taxes	30.7	20.2
Prepaid expenses	51.2	51.9
Other current assets	88.9	73.7
Total current assets	1,049.7	1,103.4

Property, plant, and equipment:
Land	98.1	99.4
Buildings	675.7	682.3
Returnable containers	220.2	216.1
Production and other equipment	1,851.2	1,725.1
	2,845.2	2,722.9
Less accumulated depreciation	(1,027.4)	(856.6)
	1,817.8	1,866.3
Construction in progress	55.8	30.3
Advances for equipment purchases	14.5	26.6
	1,888.1	1,923.2

Investments in equity method investees	57.4	53.3
Deferred income taxes	0.5	78.1
Other tangible non-current assets	25.2	20.3
Franchise rights	1,948.4	2,017.4
Goodwill and other intangibles	764.6	699.2
Total assets	€5,733.9	€5,894.9

See notes to the consolidated financial statements

Coca-Cola Hellenic Bottling Company S.A.

Consolidated Balance Sheets – unaudited

(Prepared in accordance with US GAAP)

	As at
	December 31, 2003	December 31, 2002
	(Euros in millions)

Liabilities and shareholders’ equity
Current liabilities:
Short-term borrowings	€84.4	€313.1
Accounts payable	189.8	203.5
Accrued expenses	340.3	300.6
Amounts payable to related parties	79.1	87.1
Deposit liabilities	142.8	135.0
Income taxes payable	82.2	72.0
Deferred income taxes	3.6	5.1
Current portion of long-term debt and capital lease obligations	306.7	210.7
Total current liabilities	1,228.9	1,327.1

Long-term debt, less current portion	1,302.9	950.9
Capital lease obligations, less current portion	30.8	28.4
Cross currency swap payable relating to borrowings	89.9	—
Employee benefit obligations and other long-term liabilities	115.1	91.5
Deferred income taxes	656.0	718.5
Total long-term liabilities	2,194.7	1,789.3

Minority interests	54.0	65.3

Shareholders’ equity:
Ordinary shares, €0.50 (2002 €0.31) par value: 236,925,277 (2002: 236,668,596) shares authorized, issued and outstanding	118.5	73.4
Additional paid-in capital	1,639.2	2,154.0
Deferred compensation	(0.9)	(0.5)
Retained earnings	492.1	305.2
Accumulated other comprehensive income	7.4	181.1
Total shareholders’ equity	2,256.3	2,713.2
Total liabilities and shareholders’ equity	€5,733.9	€5,894.9

See notes to the consolidated financial statements

Coca-Cola Hellenic Bottling Company S.A.

Consolidated Statements of Cash Flows – unaudited

(Prepared in accordance with US GAAP)

	Year ended
	December 31, 2003	December 31, 2002
	(Euros in millions)
Operating activities

Net income	€231.9	€58.0
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	272.9	270.2
Deferred income taxes	(5.6)	(20.5)
Loss (profit) on disposal of assets	8.1	(4.9)
Minority interests	11.0	15.8
Share of income of equity method investees	(4.3)	(4.3)
Cumulative effect of accounting change for Statement No. 142, before income taxes	—	119.0
Changes in operating assets and liabilities, net of effect of acquisitions:
Trade accounts receivable and other current assets	27.5	(23.9)
Inventories	(2.0)	(47.0)
Accounts payable and accrued expenses	39.9	(11.6)
Net cash provided by operating activities	579.4	350.8

Investing activities

Purchases of property, plant and equipment	(340.7)	(301.4)
Proceeds from disposals of property, plant and equipment	14.9	22.0
Cash payments for acquisitions, net of cash acquired	(90.7)	(192.6)
Proceeds from sale of trademark	7.6	—
Proceeds from sale of investments	3.0	0.2
Purchase of investments	(3.3)	—
Net cash used in investing activities	(409.2)	(471.8)

Financing activities

Proceeds from issuance of debt	1,116.8	545.7
Payments on debt	(814.3)	(396.2)
Return of capital to shareholders	(472.9)	—
Proceeds from issue of shares	3.4	—
Payments on capital lease obligations	(10.7)	(7.8)
Dividends paid to group shareholders and minority interests	(50.0)	(49.6)
Net cash (used in) provided by financing activities	(227.7)	92.1

Effect of exchange rates on cash	(8.3)	(11.5)
Net decrease in cash and cash equivalents	(65.8)	(40.4)

Cash and cash equivalents at beginning of year	101.3	141.7
Cash and cash equivalents at end of year	€35.5	€101.3

See notes to the consolidated financial statements

Coca-Cola Hellenic Bottling Company S.A.

Consolidated Statements of Shareholders’ Equity – unaudited

(Prepared in accordance with US GAAP)

	Ordinary Shares		Additional paid-in capital	Deferred compen- sation	Retained earnings	Accumulated other comprehensive income	Total
	Number of shares	Amount
	(millions)	(Euros in millions)
As at December 31, 2001	236.7	€71.0	€2,154.0	€(0.4)	€292.2	€270.4	€2,787.2

Net income for 2002	—	—	—	—	58.0	—	58.0
Currency translation adjustment, net of applicable income taxes of €11.1m	—	—	—	—	—	(89.7)	(89.7)
Change in fair value of derivatives, net of applicable income taxes of €0.8m	—	—	—	—	—	0.4	0.4
Comprehensive income							(31.3)

Capitalisation of reserves	—	2.4	—	—	(2.4)	—	—
Cash dividends (€0.18 per share)	—	—	—	—	(42.6)	—	(42.6)
Change in deferred compensation related to Employee Share Purchase Plan	—	—	—	(0.1)	—	—	(0.1)

As at December 31, 2002	236.7	73.4	2,154.0	(0.5)	305.2	181.1	2,713.2

Net income for 2003	—	—	—	—	231.9	—	231.9
Currency translation adjustment, net of applicable income taxes of €0.7m	—	—	—	—	—	(168.5)	(168.5)
Change in minimum pension liability, net of applicable income taxes of €3.3m	—	—	—	—	—	(7.4)	(7.4)
Change in fair value of derivatives, net of applicable income taxes of €0.9m	—	—	—	—	—	3.4	3.4
Gain reclassified into earnings from other comprehensive income, net of applicable income tax benefit of €1.1m	—	—	—	—	—	(2.0)	(2.0)
Unrealized gain on available-for-sale investments, net of applicable income taxes of €0.4m	—	—	—	—	—	0.8	0.8
Comprehensive income							58.2
Capitalization of reserves, increasing the par value of shares from €0.31 to €2.50	—	518.3	(518.3)	—	—	—	—
Decrease in par value of shares from €2.50 to €0.50 and capital return to shareholders	—	(473.3)	—	—	—	—	(473.3)
Shares issued to employees exercising stock options	0.2	0.1	3.3	—	—	—	3.4
Issuance of stock options	—	—	0.2	(0.4)	—	—	(0.2)
Cash dividends (€0.19 per share)	—	—	—	—	(45.0)	—	(45.0)

As at December 31, 2003	236.9	€118.5	€1,639.2	€(0.9)	€492.1	€7.4	€2,256.3

See notes to the consolidated financial statements

Coca-Cola Hellenic Bottling Company S.A.

Notes to Consolidated Financial Statements – unaudited

1.                          BASIS OF PRESENTATION

The accompanying unaudited consolidated financial statements of the Coca-Cola Hellenic Bottling Company S.A. (“the Company”) have been prepared in accordance with accounting principles generally accepted in the United States.  These financial statements have been prepared on the same basis as the annual financial statements, but do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

For further information, refer to the consolidated financial statements and footnotes thereto included in the Company’s Annual Report for the year ended December 31, 2002.

2.                          ADOPTION OF NEW ACCOUNTING STANDARDS

Emerging Issues Task Force (“EITF”) Issue No. 02-16, Accounting by a Customer (including a Reseller) for Certain Consideration Received from a Vendor has been adopted by the Company.  The EITF provides guidance on how a customer of a vendor’s products should account for cash consideration received from a vendor.  Specifically, cash consideration received from a vendor is presumed to be a reduction of the prices of the vendor’s products or services and should be characterized as a reduction of cost of goods sold, when recognized in the customer’s income statement.  This presumption is overcome when the consideration is either (a) a payment for assets or services delivered to the vendor, in which case the cash consideration should be characterized as revenue, or (b) a reimbursement of costs incurred by the customer to sell the vendor’s products, in which case the cash consideration should be characterized as a reduction of the cost.  The adoption of the consensus has entailed some reclassification within the company’s income statement, but does not have a material effect upon net sales revenue, cost of goods sold or selling, delivery and administrative charges and has no effect on net income.  This consensus has been applied to new arrangements, including modifications to existing arrangements, entered into after December 31, 2002.  The EITF also requires that a rebate of a specified amount of cash consideration that is payable pursuant to a binding arrangement only if the customer completes a specified cumulative level of purchases or remains a customer for a specified period of time should be recognized as a reduction to the cost of sales based on a systematic and rational allocation of cash consideration offered to each of the underlying transactions that results in progress by the customer toward earning the rebate provided the amounts offered are probable and reasonably estimated.  If the rebate is not probable or reasonably estimatable, it should be recognized as the milestones are achieved.  As this consensus is in line with existing company practice, it has no effect on the Company’s financial statements.

We have adopted Financial Accounting Standards Board Statement No. 146, Accounting for Costs Associated with Exit or Disposal Activities (“Statement No. 146”) with respect to all exit and disposal activity initiated after December 31, 2002.  This statement requires that a liability for costs associated with exit or disposal activity be recognized and measured at fair value when the liability is incurred, rather than at the date a company commits to an exit plan.  This impacts the recognition of one-time termination benefits such as severance pay and other termination indemnities, where the benefit arranged requires employees to serve beyond the minimum retention period.  In such cases, the costs of the one-time termination benefit are recognized at fair value over the term of the retention period.

Statement No. 146 also addresses accounting for other costs associated with an exit or disposal activity, such as costs to consolidate or close functions and relocate employees.  A liability for such costs must be recognized and measured at its fair value in the period incurred.  In the case of contract termination costs, such as operating leases, a liability is recognized and measured at its fair value (less any economic benefit) when the entity terminates the contract.  This statement will impact the timing of our recognition of liabilities for costs associated with exit or disposal activities, but as yet has not had a significant effect.

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities – an Interpretation of Accounting Research Bulletin No. 51 (“FIN No. 46”).  In December 2003, the FASB released a revised version of FIN 46 (“FIN 46R”) clarifying certain aspects of FIN 46 and providing certain entities with exemptions from the requirements of FIN 46. This interpretation requires consolidation by the primary beneficiary of variable interest entities, as defined by this interpretation.  FIN No. 46 is currently effective for all new variable interest entities created after January 31, 2003.  For variable interest entities created prior to February 1, 2003, the provisions of FIN No. 46R must be applied by the Company in 2004.  As of December 31, 2003, this interpretation has had no effect on the Company’s financial statements. We are currently in the process of assessing the implications of adoption of FIN No. 46R.

3.                          INVENTORIES

Inventories consist of the following (in millions):

	December 31, 2003	December 31, 2002
Finished goods	€107.5	€111.8
Raw materials	122.5	129.5
Consumables	57.4	55.8
Other	3.7	12.2
	€291.1	€309.3

4.                          RECENT ACQUISITIONS

On September 30, 2002, the Company and The Coca-Cola Company (“TCCC”) jointly acquired the Swiss mineral water bottler, Valser Mineralquellen AG (“Valser”), a private company owned by the Hess Group AG of Bern.  Total consideration for the acquisition was €117.3 million (excluding costs), of which the Company’s share was €58.7 million.  The acquisition comprised a number of well-established mineral water brands, including Valser Classic, Valser Naturelle and Valser Limelite, in addition to Valser’s production and distribution facilities.  The Company acquired the business except for the trademark, which was acquired by TCCC, and the mineral water source, which is owned 50% by each party.  The acquisition has resulted in the Company recording €29.8 million of goodwill in its established countries segment.

On December 17, 2002, the Company jointly with TCCC acquired the majority of the shares in Romania’s premier sparkling mineral water company, Dorna Apemin S.A. (“Dorna”).  Total consideration for the acquisition was €39.0 million (excluding costs), of which the Company’s share was €19.5 million.  The acquisition comprised all brands and products of Dorna, including White Spring, Poiana Negri and Dorna mineral waters.  The Company’s interest represents 49.1% of the outstanding shares in Dorna.  The Company has control of the entity and has fully consolidated the net assets of Dorna.  The acquisition has been accounted for using the purchase method of accounting.  The acquisition resulted in the Company recording €17.3 million of goodwill and €2.3 million of trademarks in its emerging countries segment.

On October 2, 2003, the Company and TCCC jointly acquired 100% of the shares of Multivita sp.z o.o., the Polish mineral water company owned by Mapex sp.z o.o.  Total consideration for the acquisition was €21.0 million (excluding costs), of which the Company’s share was €10.5 million.  At this stage, the acquisition has resulted in the Company recording €6.0 million of goodwill in its developing countries segment. The purchase of this brand complements our strategy of selectively broadening our portfolio of non-CSD brands, and strengthens further our presence in the Polish market.

On December 5, 2003, we completed the acquisition of 100% of the Austrian mineral water company Römerquelle GmbH. The acquisition involved production facilities at Edelstal and Pöttsching and the mineral water and wellness brands Römerquelle and Markusquelle.  Total consideration for the acquisition was €63.3 million (excluding costs), with assumption of debt of an additional €6.4 million.  The acquisition has resulted in the Company recording €50.9 million of trademarks and €17.3 million of goodwill in its established countries segment.  The fair values of the significant assets acquired and liabilities assumed is subject to finalization and pending outstanding third party valuations.

On December 30, 2003, we completed the acquisition of 100% of the shares of the Greek potato chip company, Tsakiris S.A., from Plias S.A. Cash consideration was €6.2 million, with assumption of debt of an additional €9.3 million.  The acquisition has resulted in the Company recording €10.1 million of goodwill in its established countries segment. Tsakiris S.A. was a subsidiary of Plias S.A., a company listed on the Athens Stock Exchange.  Plias S.A. is related to the Company by way of some common shareholdings.

5.                          FRANCHISE RIGHTS, GOODWILL AND OTHER INTANGIBLE ASSETS

In accordance with Financial Accounting Standards Board (FASB) Statement No. 142, Goodwill and Other Intangible Assets (“Statement No. 142”), goodwill and indefinite-lived intangible assets (including franchise rights) are no longer amortized but are reviewed at least annually for impairment.  With respect to goodwill and intangible assets acquired prior to July 1, 2001, the Company began applying the new accounting rules beginning January 1, 2002.  For business combinations initiated after June 30, 2001, the new accounting rules were applied from the acquisition date.

The adoption of Statement No. 142 required the Company to perform an initial impairment assessment on all goodwill and indefinite-lived intangible assets, with impairment assessments at least annually thereafter.  The cumulative effect of this change in accounting principle was an after-tax decrease to net income of €94.0 million.  The deferred income tax benefit related to the cumulative effect of this change was €25.0 million.

The impairment charges resulting in the after-tax decrease to net income for the cumulative effect of this change by applicable operating segment as of January 1, 2002 are as follows (in millions):

Established countries	€17.4
Developing countries	76.6
Total	€94.0

Of the €17.4 million impairment for established countries, €14.1 million relates to franchise rights and €3.3 million relates to goodwill.  The impairment arose mainly in Switzerland as a result of a reassessment of projections following lower than expected growth in the non-alcoholic beverages sector in the Swiss market.

Of the €76.6 million impairment for the developing countries, €49.3 million relates to franchise rights and €27.3 relates to goodwill.  The impairment charge arose mainly in Poland as a result of a fall in growth expectations arising from a stagnant economic environment.

In accordance with Statement No. 142, further impairment assessments were conducted at December 31, 2002 and December 31, 2003.  No impairment was indicated.

The Company’s franchise rights and trademarks have an indefinite useful life.  Consequently, no amortization is recorded on these franchise rights from January 1, 2002.  The following table sets forth the carrying value of intangible assets not subject to amortization (in millions):

	December 31, 2003	December 31, 2002

Franchise rights	€1,948.4	€2,017.4
Goodwill	711.2	699.2
Trademarks	50.9	—
Other intangible asset	2.5	—
Total	€2,713.0	€2,716.6

The other intangible asset balance relates to the Company’s minimum pension liability.

The changes in the carrying amount of goodwill are as follows (in millions):

	Established countries	Developing countries	Emerging countries	Total

Balance at January 1, 2003	€570.2	€109.7	€19.3	€699.2
Current period acquisitions	27.4	6.0	0.6	34.0
Adjustments to goodwill arising on prior period acquisitions	1.2	—	0.6	1.8
Reduction of valuation allowance on net operating losses from acquisition of CCB plc	—	(3.3)	—	(3.3)
Foreign exchange differences	(11.5)	(8.7)	(0.3)	(20.5)
Balance at December 31, 2003	€587.3	€103.7	€20.2	€711.2

6.                          SEGMENT INFORMATION

The Company has one business, being the production, distribution and sale of alcohol-free, ready-to-drink beverages.  The Company operates in 26 countries and its financial results are reported in the following segments:

Established countries:	Austria, Greece, Italy, Northern Ireland, Republic of Ireland and Switzerland.

Developing countries:	Croatia, Czech Republic, Estonia, Hungary, Latvia, Lithuania, Poland, Slovakia and Slovenia.

Emerging countries:	Armenia, Belarus, Bosnia and Herzegovina, Bulgaria, Former Yugoslav Republic of Macedonia (FYROM), Moldova, Nigeria, Romania, Russia, Serbia and Montenegro, and Ukraine.

The Company’s operations in each of the segments presented have similar economic characteristics, production processes, customers and distribution methods.  The Company evaluates performance and allocates resources primarily based on cash operating profit.  Cash operating profit is defined as operating profit before deductions for depreciation and amortization.  Information on the Company’s segments is as follows (in millions):

	For the year ended
	December 31, 2003	December 31, 2002
Net sales revenue
Established	€2,189.5	€2,048.7
Developing	712.7	699.0
Emerging	1,115.3	1,091.7
	4,017.5	3,839.4
Cash operating profit
Established	361.2	311.4
Developing	96.6	92.4
Emerging	193.0	160.9
	650.8	564.7

Depreciation
Established	117.1	103.9
Developing	63.1	67.6
Emerging	92.7	98.7
	272.9	270.2

Operating profit
Established	244.1	207.5
Developing	33.5	24.8
Emerging	100.3	62.2
	377.9	294.5
Reconciling items
Interest expense	(64.7)	(70.3)
Other income	16.4	16.8
Other expense	(7.1)	(4.2)
Income tax expense	(83.9)	(73.3)
Share of income of equity method investees	4.3	4.3
Minority interests	(11.0)	(15.8)
Cumulative effect of accounting change for Statement No. 142, net of income taxes of €25.0 million in 2002	—	(94.0)
Net income before cumulative effect of accounting change	231.9	58.0

	As at
	December 31, 2003	December 31, 2002
Total assets
Established	€3,462.6	€3,589.9
Developing	1,275.1	1,581.5
Emerging	1,035.6	1,062.7
Corporate	2,239.9	1,602.6
Less: Intersegment receivables	(2,279.3)	(1,941.8)
	€5,733.9	€5,894.9

7.                          EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share (in millions):

	For the year ended
	December 31, 2003	December 31, 2002
Numerator
Net income	€231.9	€58.0
Denominator
Basic and diluted average ordinary shares outstanding	236.7	236.7

8.                          DIVIDEND

The directors proposed a dividend of €0.19 per share (totaling €45.0 million) for the year ended December 31, 2002.  The proposed dividend was formally approved at the Annual General Meeting and paid in June 2003.  The dividend has been accounted for in shareholders’ equity in 2003 as an appropriation of retained earnings.

The dividend in respect of the year ended 31 December 2003 will be approved at the Annual General Meeting to be held in mid 2004.

9.                          LEVERAGED RE-CAPITALIZATION

On August 19, 2003, the Company announced its intention to effect a leveraged re-capitalization with a view towards improving the efficiency of its capital structure.  In connection with the leveraged re-capitalization, we held an Extraordinary General Meeting on September 15, 2003, which approved a share capital increase through the capitalization of €518.3 million of additional paid-in capital (or an increase of the par value of ordinary shares from €0.31 to €2.50 per ordinary share).  This capital increase was approved by the Greek Ministry of Development on September 24, 2003 and consummated on October 1, 2003 with the payment of certain related taxes.

On October 1, 2003, the board of directors of the Company called a second Extraordinary General Meeting which took place on October 31, 2003 and which approved a share capital decrease of €473.3 million (or a decrease of the par value of ordinary shares from €2.50 to €0.50 per ordinary share) and the return of €2.00 per ordinary share to all shareholders of the Company.  The capital decrease was approved by the Greek Ministry of Development on November 10, 2003 and the Athens Stock Exchange was duly notified at its board meeting of November 14, 2003. As at December 31, 2003, €472.9 million of the €473.3 million had been returned to shareholders. The capital return of €473.3 million and the payment of taxes and related expenses of €4.0 million were financed with the net proceeds from the global offering of notes (refer to section on ‘Debt’).

10.                   SHARES ISSUED TO EMPLOYEES EXERCISING STOCK OPTIONS

On December 23, 2003, the Company’s Board of Directors resolved to increase the share capital of the Company by 256,681 ordinary shares, following the exercise of stock options by option holders pursuant to the Company’s stock option plan. Proceeds from the issue of the shares were €3.4 million. This was recorded as €0.1 million to issued capital and €3.3 million to additional paid-in capital.

11.                   DEBT

On September 17, 2003, we successfully completed, through our wholly-owned subsidiary Coca-Cola HBC Finance B.V., a $900.0 million (€713.9 million at December 31 2003 exchange rates) global offering of privately placed notes with registration rights.  The first tranche consisted of an aggregate principal amount of $500.0 million (€396.6 million) due in 2013 and the second tranche consisted of an aggregate principal amount of $400.0 million (€317.3 million) due in 2015.  The net proceeds of the offering were used to refinance certain outstanding debt, including the repayment of €200 million bonds which matured on December 17, 2003, the leveraged re-capitalization of the Company and the acquisition of Römerquelle Gmbh.

12.                   STOCK-BASED COMPENSATION

The Company accounts for stock-based compensation in accordance with Accounting Principles Board (APB) Opinion No 25, Accounting for Stock Issued to Employees.

The following table (in millions except earnings per share) illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of Financial Accounting Standards Board Statement No. 123, Accounting for Stock-Based Compensation.

	For the year ended
	December 31, 2003	December 31, 2002

Net income	€231.9	€58.0
Add: Stock-based employee compensation expense included in net income, net of applicable income tax	0.2	0.3
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of applicable income tax	(6.3)	(11.4)

Pro forma net income	€225.8	€46.9

Earnings per share (euros):
Basic and diluted – reported	0.98	0.25
Basic and diluted – pro forma	0.95	0.20

13.                   CONTINGENCIES

There have been no significant changes in contingencies since our 2002 Annual Report on Form 20-F was filed with the U.S. Securities and Exchange Commission on June 30, 2003 (File No 1-31466).

14.                   POST BALANCE SHEET EVENTS

On January 28, 2004 we completed the acquisition of the Croatian mineral water company Gotalka d.o.o.  The acquisition includes a production facility at Budinscina and the mineral water brand Bistra.  Total consideration for the acquisition was €6.6 million (excluding costs).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Coca-Cola Hellenic Bottling Company S.A.

	By:	/s/ Jan Gustavsson
Name: Jan Gustavsson
Title: General Counsel & Company Secretary

Date: February 17, 2004